As filed with the Securities and Exchange Commission on December 26, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ClearBridge Energy Midstream Opportunity Fund Inc.

(Name of Subject Company (issuer))

ClearBridge Energy Midstream Opportunity Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

18469P209

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE

STAMFORD, CT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	None

*	This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

CLEARBRIDGE MLP AND MIDSTREAM FUND INC., CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC. AND CLEARBRIDGE MLP AND MIDSTREAM FUND TOTAL RETURN INC. ANNOUNCE PLANS FOR TENDER OFFERS

NEW YORK – (BUSINESS WIRE) – December 26, 2023. ClearBridge MLP and Midstream Fund Inc. (NYSE: CEM), ClearBridge Energy Midstream Opportunity Fund Inc. (NYSE: EMO), ClearBridge MLP and Midstream Total Return Fund Inc. (NYSE: CTR) and LMP Capital and Income Fund Inc. (NYSE: SCD) (individually, a “Fund” and collectively, the “Funds”) announced today that the Funds have entered into an agreement with Saba Capital Management, L.P. (“Saba”) and certain associated parties (the “Settlement Agreement”). The Settlement Agreement has been approved by each Fund’s Board. During the effective period of the Settlement Agreement, Saba has agreed to (1) be bound by the terms of the Settlement Agreement, including certain standstill covenants, and (2) vote its Shares (as defined below) on all proposals submitted to shareholders in accordance with the recommendation of each Fund’s Board of Directors. The Funds have been advised that Saba will file a copy of the Settlement Agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to its Schedule 13D.

Under the Settlement Agreement CEM, EMO and CTR have agreed to conduct a tender offer for up to 50% of such Fund’s outstanding shares of common stock (“Shares”) at a price per share equal to 100% of the Fund’s net asset value as of the business day immediately following the expiration date of the tender offer. The commencement of the tender offers will be announced at a later date. The tender offers will not expire or close prior to June 11, 2024, nor be held open after June 21, 2024. CEM, EMO and CTR will repurchase Shares tendered and accepted in the tender offer in exchange for cash. In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis.

CEM, EMO and CTR have not commenced the tender offers described in this release. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offers, including their commencement, will be provided by future public announcements. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offers will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of CEM, EMO and/or CTR should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from CEM, EMO or CTR. There can be no assurance that any Share repurchase will reduce or eliminate the discount of market price per Share to net asset value per Share for CEM, EMO or CTR.

About the Funds

Each Fund is a non-diversified, closed-end management investment company that is managed by Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund Advisor, LLC) (“FTFA”), and subadvised by ClearBridge Investments, LLC (“ClearBridge”). FTFA and ClearBridge are both indirect wholly-owned subsidiaries of Franklin Resources, Inc., a global investment management organization operating as Franklin Templeton.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on each Fund’s current plans and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties is contained in each Fund’s filings with the SEC.

For more information about the Funds, please call Investor Relations: 1-888-777-0102, or consult each Fund’s web site at www.franklintempleton.com. The information contained on each Fund’s web site is not part of this press release. Hard copies of each Fund’s complete audited financial statements are available free of charge upon request.

Category: Fund Announcement

Media Contact: Fund Investor Services-1-888-777-0102

Source: Franklin Resources, Inc.

Source: Legg Mason Closed End Funds